Security Solutions Group, Inc.

3651 Lindell Road, Suite D-150

Las Vegas, Nevada  89103

October 11, 2010

VIA EDGAR CORRESPONDENCE

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4631

Securities and Exchange Commission

Washington, D.C. 20549-4631

RE:

Security Solutions Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 5, 2010

Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010

File No. 0-52822

Dear Mr. O’Brien:

By letter dated October 1, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided this company, Securities Solutions Group, Inc., with comments to this company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010.  This letter contains the responses of GTX Corp to the Staff’s comments.  The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the October 1, 2010 letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F1

1.

Our auditor’s, LBB & Associates Ltd, LLP, have revised their audit report to include reference to Hawkins Accounting in both the scope and opinion paragraphs of the report.  The revised report is included in Form 10-K/A Amendment No. 1 for the year ended December 31, 2009 included with this EDGAR filing.

Report of Independent Register Public Accounting Firm, page F2

2.

Our former auditor, Hawkins Accounting, has revised their audit report to include the period from December 26, 2006 (Inception) to December 31, 2008 for its results of operations and cash flows in the opinion paragraph in addition to the introductory paragraph.  The revised report is included in Form 10-K/A Amendment No. 1 for the year ended December 31, 2009 included with this EDGAR filing

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 4.  Controls and Procedures, page 14

3.

We confirm that our disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by the Company in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports filed or submitted under the Exchange Act is accumulated and communicate to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.  Additionally, in future filings we will either use the full definition of disclosure controls and procedures or state that our disclosure controls and procedures are effective or ineffective, without setting forth the definition.

*   *   *   *   *   *

As requested by the Staff, we hereby acknowledge that:

•

This Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

This Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Security Solutions Group, Inc.

By:  /s/ PHIL VIGGIANI

Phil Viggiani

President